EXHIBIT 99.12
TOTAL
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TOTAL S.A.
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Total, Gazprom and YPFB Sign Cooperation Agreement
to Explore Azero Block in Bolivia
Paris, September 19, 2008 — Total, Gazprom and Yacimentos Petroliferos Fiscales Bolivianos (YPFB) have signed a cooperation agreement to explore the Azero block within the framework of a joint venture company in which Total and Gazprom will own equal stakes.
The 4,764 square-kilometre Azero block is located in a new gas-rich province in the Andes foothills in southeastern Bolivia. It is next to the Ipati and Aquio blocks, where Total made a major natural gas find in 2004.
The agreement is a further demonstration of Total’s commitment to working with national oil companies, both within and outside of their borders.
Total in Bolivia
The agreement with YPFB and Gazprom strengthens the position of Total, which has operated in Bolivia since 1996. The Group holds stakes in six licenses in Bolivia: two production licenses, San Alberto and San Antonio (15%), which supply natural gas to Brazil and the domestic Bolivian market; and four exploration licenses where two discoveries have already been made; Block XX West (75%, operator), Aquio and Ipati (80% each, operator) and Rio Hondo (50%).
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com